UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.           )*

Pintec Technology Holding Limited

(Name of Issuer)

Class A Ordinary Shares, par value $0.000125 per share

(Title of Class of Securities)

72352G107**

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing seven Class A Ordinary Shares.  No CUSIP has been assigned to the Class A Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Schedule 13G

CUSIP No. 72352G107

1.	Names of Reporting Persons. Wen, Cyrus Jun-Ming
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power 13,228,330[1]
		6.	Shared Voting Power 0
		7.	Sole Dispositive Power 13,228,330
		8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,228,330
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 5.0%[2]
12.	Type of Reporting Person IN

1  Consists of (i)235,000 ordinary shares, 2,210,630 series seed-C preferred shares and 2,548,199 series A-2 preferred shares held by Cyrus Jun-Ming Wen through Delight Treasure Holdings Limited, and (ii) 5,200,931 series A-1 preferred shares and 3,033,570 series A-2 preferred shares held by Cyrus Jun-Ming Wen through Asembly Fintech Limited.

2  Percentage of ownership herein is calculated based on the number of Class A Ordinary Shares owned by the Reporting Person divided by the total of 265,594,453 Ordinary Shares outstanding (consisting of 213,811,958 Class A Ordinary Shares and 51,782,495 Class B Ordinary Shares), as of December 31, 2018, as provided by the Issuer.

Schedule 13G

CUSIP No. 72352G107

Item 1.
	(a)	Name of Issuer: Pintec Technology Holding Limited
	(b)	Address of Issuer’s Principal Executive Offices: 216, 2/F East Gate, Pacific Century Place, No.A2 Gongti North Road, Chaoyang District, Beijing, People’s Republic of China

Item 2.
	(a)	Name of Person Filing: Wen, Cyrus Jun-Ming
	(b)	Address of Principal Business Office, or if none, Residence: Room 2102, 21/F, Hong Kong Diamond Exchange Building, 8-10 Duddell Street, Central, Hong Kong.
	(c)	Citizenship: Hong Kong
	(d)	Title of Class of Securities: Class A Ordinary Shares, par value $0.000125 per share
	(e)	CUSIP Number: 72352G107

CUSIP number 72352G107 has been assigned to the American Depositary Shares (“ADSs”) of the issuer. Each ADS represents seven Class A Ordinary Shares of the Issuer.

Item 3.	If this statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a8).
	(e)	☐	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 13,228,330
(b) Percent of class: 5.0%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 13,228,330
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 13,228,330
(iv) Shared power to dispose or to direct the disposition of: 0

Delight Treasure Holdings Limited, a British Virgin Island company, is the record owner of 235,000 ordinary shares, 2,210,630 series seed-C preferred shares and 2,548,199 series A-2 preferred shares. Cyrus Jun-Ming Wen is the sole owner of Delight Treasure Holdings Limited.

Asembly Fintech Limited, a British Virgin Island company, is the record owner of 5,200,931 series A-1 preferred shares and 3,033,570 series A-2 preferred shares.   Cyrus Jun-Ming Wen is the sole owner of Asembly Fintech Limited.

Pursuant to Section 13(g) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Cyrus Jun-Ming Wen may be deemed to beneficially own all of the Class A Ordinary Shares held by Delight Treasure Holdings Limited and Asembly Fintech Limited.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 12, 2019

/s/ Cyrus Jun-Ming Wen
Name:	Cyrus Jun-Ming Wen
Title:	Director